United States securities and exchange commission logo





                              June 1, 2023

       Samuel Lui
       Chief Executive Officer
       ESGL Holdings Limited
       101 Tuas South Avenue 2
       Singapore 637226

                                                        Re: ESGL Holdings
Limited
                                                            Amendment No. 4 to
Registration Statement on Form F-4
                                                            Filed May 17, 2023
                                                            File No. 333-269078

       Dear Samuel Lui:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Form F-4

       General

   1. We note your disclosure on page 63 that Environmental Solutions Group Holdings
                                                        Limited had entered
into a facility letter with a bank for a term loan in the amount of S$3 million and a revolving
credit loan in the amount of S$3 million on March 30, 2023. We also note the press
release issued by Genesis Unicorn Capital Corp. on May 22, 2023 regarding the joint
development agreement between Environmental Solutions Group
                                                        Holdings Limited and
Nanomatics Pte. Ltd. Please revise your registration statement to disclose the material
terms of each such agreement. In addition, file the agreements as exhibits to your
registration statement. In the alternative, please provide your analysis as to why such agreements
are not required to be filed. Refer to Item 601 of Regulation S-K.
 Samuel Lui
ESGL Holdings Limited
June 1, 2023
Page 2

       You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg,
Special Counsel, at (202) 551-3707, or Laura Nicholson, Special Counsel, at
(202) 551-3584
with any other questions.



                                                          Sincerely,
FirstName LastNameSamuel Lui
                                                          Division of
Corporation Finance
Comapany NameESGL Holdings Limited
                                                          Office of Energy &
Transportation
June 1, 2023 Page 2
cc:       David Levine, Esq.
FirstName LastName